UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


          Under the Securities Echange Act of 1934
                     (Amendment No. 5)*

                 Hershey Foods Corporation
                      (Name of Issuer)

     Class B Common Stock, one dollar ($1.00) par value
               (Title of Class of Securities)

                        427866 30 6
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement /    /.
(A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













SEC 1745 (2-95)      Page 1 of 5 pages



CUSIP No. 427866 30 6                   13G                 Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Milton Hershey School and School Trust (Hershey Trust Company, Trustee in Trust for Milton Hershey School)
     FIN 23-1353340

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)  /   /
                                   (b)  /   /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

               5  SOLE VOTING POWER
                    None
 NUMBER OF
  SHARES
BENEFICIALLY   6 SHARED VOTING POWER
 OWNED BY           None
    EACH
REPORTING      7  SOLE DISPOSITIVE POWER
   PERSON           None
     WITH
               8  SHARED DISPOSITIVE POWER
                    30,306,006

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     30,306,006

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     99.4%

12 TYPE OF REPORTING PERSON*
     OO


            *SEE INSTRUCTION BEFORE FILLING OUT!








                                   Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania  17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company, Trustee in Trust for Milton
          Hershey School

Item 2(b) Address of Principal Business Office, or, if none,
          Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Charitable Trust

Item 2(d) Title of Class Securities:
          Class B Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 30 6

Item 3.
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December
          31, 1996:
               (a) Amount Beneficially Owned:  30,306,006
               shares
               (b) Percent of Class:  99.4% (30,478,908
               outstanding)
                    (c) Number of shares as to which such person
               has:
                    (i) sole power to vote or to direct the
                    vote: none
                    (ii) shared power to vote or to direct the vote: none
                    (iii) sole power to dispose or to direct the disposition of :
                    none
                                   Page 4 of 5 Pages

                    (iv) shared power to dispose or to direct
                    the disposition of :
                    30,306,006

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.













                                   Page 5 of 5 Pages

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 6, 1997         HERSHEY TRUST COMPANY,
                                   TRUSTEE IN TRUST FOR
                                   MILTON HERSHEY SCHOOL



                         By________________________
                             Robert C. Vowler,
                             President
                             Hershey Trust Company,
                             Trustee